Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

October 16, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	John P. Nolan
Accounting Branch Chief
Division of Corporation Finance

Re:	Susquehanna Bancshares, Inc.
Form 10-K/A Fiscal Year Ended December 31, 2005
Filed March 22, 2006
File No. 000-10674

Dear Mr. Nolan:

On behalf of Susquehanna Bancshares, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2006 to Drew K. Hostetter, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses. Please note that attached as Exhibit A to this letter is a “Securitization Activity” footnote that has been prepared by the Company in response to a number of the Staff’s comments. The Company will include in future filings a securitization activity footnote in its financial statements that is substantially similar to the footnote provided in Exhibit A.

Form 10-K/A for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Securitizations and Off-Balance Sheet Financings, page 51

Securities and Exchange Commission

October 16, 2006

Securitization Transactions, page 51

1.	We refer to the third paragraph in this section that states each QSPE retains the right to receive excess cash flows from the sold portfolio and a receivable is recorded at the time of sale for the present value of the anticipated cash flows. Please tell us and provide the following information in future filings:

•	describe how excess cash flows are determined and valued;

•	state the relationship between the determination of excess cash flows and the initial and subsequent valuation of the interest-only strips;

•	refer to the sensitivity analysis of the interest-only strips related to the HELOC securitization in Note 20, “Securitization Activity” on page 107 and discuss the effects on the fair value of the strips for a 10% and 20% adverse change in the key economic assumptions used to determine their fair value.

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. The Company, as servicer, distributes to third party beneficial interest holders contracted returns. The Company retains the right to remaining cash flows after distributions to third-party beneficial interest holders. The cash flows are discounted to present value and recorded as interest-only strips. The resulting interest-only strips are subordinate to the rights of each of the third party beneficial interest holders. The Company estimates the fair value of these interest-only strips based on the present value of future expected cash flows, using management’s estimate of the key assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time assets are sold to the applicable QSPE and adjusted quarterly based on changes in these key economic risk factors. Based upon the table in the “Securitization Activity” footnote, any adverse change of 20% in the key economic assumptions would not have a significant effect on the fair value of the Company’s interest-only strips.

The Company will include this information in future filings by eliminating the paragraph referenced in the comment above and replacing it with the paragraph presented above. In addition, the Company has revised the “Securitization Activity” footnote to include the discussion in the foregoing paragraph. See Exhibit A.

2005 HELOC Securitization Transaction, page 51

2.	We refer to the statement in the second paragraph of this section that states some of the HELOCs sold in the securitization transaction for $240 million include a feature that provides for the conversion of all or a portion of the loan from a variable interest rate to a fixed-rate. Please tell us and describe in future filings:

•	the maximum dollar amount of the portfolio sold which is subject to this conversion feature;

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October 16, 2006

•	the contractual conditions under which the conversion feature can be exercised by the obligor; and

•	the economic reasons for permitting that a portion of the loan be converted from a fixed interest loan to a variable interest loan, resulting in a debt instrument with fixed and variable interest rate

The maximum dollar amount of the portfolio balances sold which is subject to this conversion feature was $84.7 million at the transaction cut-off date.

During the draw period, the obligor may request that the Company establish fixed-rate repayment terms for an amount not to exceed the then outstanding balance under the credit line. Requests must be for amounts which do not exceed the credit limit, and no event of default shall have occurred and be continuing at the time of the request. The Company completes all required underwriting at the time of origination and no additional underwriting occurs at the time the obligor exercises the fixed- rate conversion feature. The credit limit will include credit advances under the credit line and outstanding balances under the previously requested fixed-rate repayments. The minimum fixed-rate repayment request is $3,000.00. The obligor may elect to submit fixed-rate repayment requests at any time during the draw period. The obligor is limited to three fixed-rate repayment schedules at any time. The reason for permitting the conversion feature is to be competitive in the Company’s marketplace as many other financial institutions offer this feature.

The Company will include this information in future filings after the second paragraph of the section on page 51 referred to in the comment above.

3.	We refer to the last paragraph on page 51 that states if the total principle balance of the loans converted to fixed-rate loans is greater than 10% of the total outstanding balance of the portfolio, the Company is required to repurchase the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by the Company under this agreement is equal to 10% of the original principal balance of the loan. Please tell us and discuss in future filings:

•	The business reasons why the Company is required under the securitization agreement to repurchase the converted loans in excess of the 10% threshold. We note the Company states it does not expect to repurchase any converted loans or to enter into any interest rate protection agreements.

•	State the maximum dollar amount of the repurchase obligation of the Company with respect to the converted loans.

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October 16, 2006

•	State if the requirement to repurchase loans equal to 10% of the original principal balance of the loan is a contractual cap on the repurchase obligation of the Company.

•	Disclose in the footnotes to the financial statements the contingency regarding the repurchase agreement and the maximum dollar amount of the repurchase obligations.

In the 2005 HELOC Transaction, the Issuer issued floating-rate asset-backed notes to third-party investors, which were backed by variable-rate HELOCs. However, approximately 35.35% of the loans as of the cut-off date for the transaction included a feature that permits the obligor to “convert” all or a portion of the outstanding balance from a variable interest rate to a fixed interest rate. If a significant portion of obligors elected to fix the rate of interest on their mortgage loans, then the Issuer might have insufficient funds to make payments on the floating-rate notes as rates increase beyond the rate of the fixed-rate loans. To mitigate the effect of this remote risk, the external parties involved in structuring the 2005 HELOC Transaction and the Company worked together to formulate a solution acceptable to the parties. The parties determined that the Issuer’s ability to make interest payments on the floating-rate notes was unlikely to be materially and adversely affected if the Issuer’s assets included up to 10% fixed-rate loans. After that threshold was exceeded, however, Susquehanna Bank PA would be required to repurchase loans with converted balances in an amount not to exceed 10% of the original principal balance of the HELOCs, which is approximately $23.98 million. (Under the transaction agreements, Susquehanna Bank PA is neither required nor permitted to repurchase more than 10% of the original principal balance of the converted loans.) However, because up to 15.35% of loans could be held by the Issuer as fixed-rate loans in excess of the 10% threshold acceptable to the parties, the Issuer entered into an interest rate protection agreement with the Company structured in accordance with SFAS 140 paragraph 40 to protect the third-party beneficial interest holders above the 10% threshold. The interest rate protection agreement counterparty is the Company and provides the issuer with an additional source of funds to make payments on the floating-rate notes if the floating-rate exceeds the fixed-rates of the loans for which the related obligors have exercised their fixed-rate conversion feature.

Based on the Company’s historical experience with home equity lines of credit with the conversion feature, the Company determined that it was highly unlikely that more than 10% of the HELOCs held by the Issuer would be converted by the related obligors from variable-rate to fixed-rate obligations. This conclusion is based in part on the Company’s experience with HELOCs that have conversion features, which tend to be converted by obligors from variable-rate to fixed-rate within the first three-to-six months after origination. The securitized pool, at the time the loans were transferred to the Issuer, was generally seasoned more than six months.

The Company will include this discussion in future filings. In addition, in future filings the “Securitization Activity” footnote will include a discussion of the contingency regarding the repurchase agreement and the maximum dollar amount of the repurchase obligation. See Exhibit A.

Securities and Exchange Commission

October 16, 2006

4.	Provide us with the analysis that supports your accounting for the securitization of the HELOCs as a sale under SFAS 140. Consider in your response:

•	How the repurchase obligation by the Company complies with the requirement of surrender of control over the transferred assets by the transferee in paragraph 9(c) of SFAS 140 considering the securitization obligates the Company, as the transferor, to repurchase a material dollar amount of the securitized loans prior to maturity.

•	How you considered the requirement to repurchase the converted loans with the variable rate complies with the provision of paragraph 47(c) and paragraph 48(d) of SFAS 140 which requires the repurchase to be under substantially similar terms as the original asset transferred.

The Company is neither entitled nor obligated to repurchase or redeem transferred assets in this transaction because the events which would lead to a potential repurchase are conditional upon the actions of the obligor. The conditional call complies with SFAS 140, paragraph 9(c) and 35(d), and does not obligate the Company to repurchase a material dollar amount of securitized loans prior to maturity.

The Company had considered the applicability of paragraph 47 of SFAS 140, including paragraph 47(c). The Company concluded that since there is no agreement that either entitles or obligates the Company to repurchase assets, as the removal of accounts provision is conditional upon the obligors’ actions, this transaction does not meet the conditions of SFAS 140 paragraphs 47 and 48 indicating effective control over the transferred assets and secured borrowing recognition. The Company recognizes that upon the remote chance the obligors’ actions result in triggering the removal of accounts provision, the requirements of SFAS 140 paragraphs 47 and 48 would become applicable and the assets would be immediately recognized in accordance with paragraph 55 up to the contractual cap of 10%.

5.	We refer to the statement in the carryforward paragraph on page 52 that, if after giving effect to the repurchase by the Company of loans converted to variable rate loans, the total principal balance of the fixed-rate loans is greater than 10% of the total balance of the portfolio, then an interest rate protection agreement between the Issuer and the Company becomes operative which obligates the Issuer to make fixed payments based on the fixed-rate of the converted mortgage loans and the Company is obligated to make floating payments based on the indices of the variable rate mortgage loans. Please tell us and discuss in future filings the following information:

•	The business reasons for entering into this interest rate protection agreement considering the Company states it does not expect to enter into any interest rate protection agreements.

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October 16, 2006

•	State the estimated maximum cost to the Company of complying with the interest rate protection based on estimated ranges of any caps on variable interest rates in the loans.

Please refer to the Company’s response to comment number three above with respect to the business reasons for entering into and the structure of the interest rate protection agreement for the benefit of third-party beneficial interest holders. As discussed, the Company believes that it is highly unlikely that it will have any liability under the interest rate protection agreement provided for in the transaction agreements because the Company believes that, based upon historical experience and business understanding of obligor behavior, less than 10% of the mortgage loans will be converted by the related obligors to fixed-rate loans. However, the Company and the external parties involved in structuring the transaction structured the transaction to protect against the theoretical risk that all 35.35% of mortgage loans with the conversion feature converted to fixed-rate loans, even though the Company determined that the theoretical risk was highly unlikely to be an actual occurrence. The estimated maximum cost and fair value to the Company of complying with the interest rate protection discussed above is considered de minimus.

The Company will include this discussion in future filings.

6.	Tell us and describe in future filings in this section and in the notes to the financial statements how this transaction was accounted for under SFAS 140, including any gain or loss recognized in the securitization transaction.

Since 2001, the Company has sold the beneficial interests in automobile leases in securitization transactions. In 2005, the Company entered into a term securitization transaction in which it sold a portfolio of home equity line of credit loans. All of these transactions have been accounted for as sales under SFAS No. 140, and the Company retained servicing responsibilities and subordinated interests (interest only strips). The Company receives annual servicing fees and rights to future cash flows remaining after the investors have received the return for which they contracted. The Company enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolios and to manage capital.

In future filings, the Company will add to each transaction’s description in the Management’s Discussion and Analysis section the following: “This transaction was accounted for as a sale under SFAS 140, and for additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements on “Securitization Activity.” In addition, in future filings the “Securitization Activity” footnote will address how transactions were accounted for under SFAS 140. See Exhibit A.

7.	Revise Note 20, “Securitization Activities” in future filings to provide the disclosure regarding the “2005 HELOC Securitization Transaction” including the information required by paragraph 17(f) of SFAS 140.

Securities and Exchange Commission

October 16, 2006

In future filings, the “Securitization Activity” footnote will address the accounting treatment of the “2005 HELOC Securitization Transaction” including the information required by paragraph 17(f) of SFAS 140. See Exhibit A.

Summary of Vehicle Lease Securitization Transactions, page 52

8.	We refer to the statement in the first paragraph of this section on page 52 that Hann creates and transfers beneficial interests in the Origination Trust that represent the rights in the pool of leases and related vehicles including through other transactions through a special unit of beneficial interest called a SUBI. Please tell us and discuss in future filings the specific characteristics of a SUBI and the nature of the other transactions in which this beneficial interest unit has been used.

Please refer to the Company’s response to comment number nineteen regarding the specific characteristics of a SUBI.

The beneficial interests in the Origination Trust represented by a SUBI have only been used for securitizations, sale-leasebacks, agency transactions and as a method of permitting affiliates of Hann to hold the beneficial interest in a pool of leases and related vehicles. The Company will revise the Company’s discussion on page 52 in future filings to make it clear that there are no other transactions using a SUBI in the Origination Trust.

9.	We refer to the March 2005 term securitization transaction in the last paragraph on page 52 that states the Company sold and contributed $367 million of beneficial interest in a portfolio of auto leases to a separate wholly owned QSPE (the “Transferor”) which was financed by the Issuer (Statutory Trust) using $330 million of fixed-rate asset-backed notes to third parties and $11 million of notes retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interest of the Issuer. Please tell us and state in future filings:

•	In this section and in the notes to the financial statements if the $11 million of notes are fixed-rate or variable rate notes and the business reasons why they were retained by the wholly owned QSPE Transferor.

•	State in this section and in the notes to the financial statements the accounting treatment for this transaction under SFAS 140 and the related gain or loss recorded.

•	Describe how you accounted for the $26 million difference between the $367 million of the loan portfolio.

•	Disclose in this section and in the notes to the financial statements the terms and fair value of any servicing rights retained in this transaction.

The initial carrying value of these retained interests were determined by allocating the carrying value among assets sold and retained based upon their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale

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October 16, 2006

by discounting projected future cash flows. The Company has retained the right to service the leases; however, no servicing asset or liability was recognized because the expected servicing costs are approximately equal to servicing fee income, which approximates current market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in this transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is February 14, 2012.

The foregoing paragraph has been added to the “Securitization Activity” footnote. See Exhibit A.

The Company retained the notes because the interest rate required to sell them was too high in comparison to the associated risk.

In future filings, the Company will include the foregoing sentence in its Management’s Discussion and Analysis.

In addition, please refer to the Company’s response to comment number six which addresses the accounting treatment of this transaction under SFAS 140 and the corresponding changes the Company will make to its disclosure in future filings.

10.	Revise Note 20, “Securitization Activities” in future filings to provide the disclosure regarding the March 2005 term securitization transaction on page 52 including the information required by paragraph 17(f) of SFAS 140.

Please refer to the Company’s response to comment number six which addresses the accounting treatment of this transaction under SFAS 140 and the corresponding changes the Company will make to its disclosure in future filings.

11.	We refer to the “2004 Transaction” in the second paragraph on page 53 regarding a revolving securitization transaction in which the wholly-owned QSPE finances the purchase of auto leases by borrowing funds for up to $200 million from an unrelated asset-backed commercial paper issuer. Please tell us and discuss the following in future filings what is the nature of the early amortization event under the QSPEs loan agreement that would cause Hann, as the servicer to not be able to receive payments of the servicing fee until all interest, principal and fees due on the loans have been paid.

The 2004 transaction includes several performance tests which could result in an early amortization event. In future filings, the Company will revise the second paragraph on page 53 that is referenced in the comment above by adding a new sentence at the end thereof to read as follows: “Pursuant to the loan agreement for the 2004 transaction, an early amortization event would occur if, among other things, the portfolio failed to meet certain performance tests or if the QSPE were to breach a material representation, warranty or covenant, or were to become insolvent.”

Securities and Exchange Commission

October 16, 2006

12.	We refer to the fourth paragraph on page 53 that state the interest hedge required by the QSPE in connection with the debt issued in the revolving agreement if:

•	the weighted-average fixed interest rate of its assets is less than a targeted portfolio yield; and

•	the funds on deposit in a yield supplement account established by the QSPE are less than a targeted amount.

Please tell us and in future filings provide the following information:

•	State if the conditions for obtaining the interest rate hedge will be tested on a quarterly or yearly basis;

•	Describe how the targeted portfolio yield is determined and its relationship with the yield supplement account, if any.

•	Explain under what circumstances the inability of the QSPE to obtain the required interest hedge could trigger an event of default and what would happen if such an event occurred. We note that neither Hann nor the Company have an obligation to obtain the hedge agreement for the QSPE, but the failure of the QSPE to obtain the required hedge agreement could be an event of default under the loan documents.

•	Discuss what other alternative sources the QSPE would have to obtain the hedge agreement if neither Hann nor the Company can obtain the required interest rate hedge.

The debt issued in the revolving securitization transaction will bear a floating rate of interest and the securitized portfolio accrues interest at a fixed rate. Under the 2004 transaction, on each monthly payment date, if (1) the weighted average fixed interest rate of the securitized portfolio is less than the minimum required portfolio yield, and (2) the amount on deposit in the yield supplement account is less than the targeted portfolio yield, then payments will begin under the interest rate hedge agreement established with the administrator pursuant to the loan documents. The interest rate hedge protects the third party beneficial interest holders from interest rate fluctuations and is structured in accordance with paragraph 40 of SFAS 140. The aggregate notional amount of the QSPE’s interest rate hedge as of any date will be calculated to equal the expected amortization of the outstanding loan amount on such date. The targeted portfolio yield is calculated on each monthly payment date using a formula specified in the loan documents that takes into account the aggregate outstanding lease balance of the portfolio, the weighted average remaining life of the portfolio, the weighted average fixed-interest rate of the portfolio assets and the minimum required portfolio yield. The minimum required portfolio yield is calculated on each monthly payment date using a formula specified in the loan documents that takes into account the cost of funds, the average swap rate and servicing and administration fees paid by the QSPE, together with the level of excess spread required by the lender. The yield supplement account exists as a reserve account to provide the QSPE with an additional source of funds in circumstances where the yield on the portfolio assets is less than the minimum required portfolio yield.

Securities and Exchange Commission

October 16, 2006

Events of default include, among other things, failure of the hedge to be maintained. Upon such an occurrence, the lender could accelerate the principal of the loans and the collateral agent, on behalf of the lender and other secured parties, could exercise standard remedies of a secured creditor, such as seizing and selling the collateral. The Company does not foresee any reasonable circumstance where the QSPE would not be able to maintain the interest rate hedge and thereby trigger an event of default under the loan documents.

The Company will include this more thorough explanation of the interest rate hedge in future filings by deleting the fourth full paragraph on page 53 referenced in the comment above and replacing it with the paragraphs presented above.

13.	We refer to the fifth paragraph on page 53 that states the transaction contains various conditions, including events of default, which are applicable upon the failure of the sold portfolio to meet certain performance tests. Please tell us and provide in this section in future filings a description as to the nature of these tests and if they will be performed on a quarterly or yearly basis.

The transaction documents for the 2004 revolving transaction contain several requirements, obligations, liabilities, provisions and consequences, including early amortization events, which become applicable upon, among other conditions, the failure of the sold portfolio to meet certain performance tests measured on a monthly basis relating to losses, delinquencies, vehicle turn-in rates, and residual values. The transaction documents also provide that any assets that failed to meet the eligibility requirements set forth in such transaction documents at the time such assets were transferred to the QSPE must be repurchased by Hann and reallocated to Hann’s beneficial interest in the Origination Trust.

The Company will delete the paragraph referenced in the comment above and replace it with the paragraph presented above.

14.	Revise Note 20, “Securitization Activities” in future filings to provide the disclosure regarding the “2004 Transaction” on page 53 including the information required by paragraph 17(f) of SFAS 140.

In future filings the “Securitization Activity” footnote will include disclosure regarding the “2004 Transaction” and the information required by paragraph 17(f) of SFAS 140. See Exhibit A.

15.	We refer to the “2003 transaction” in the seventh paragraph on page 53 regarding the term securitization transaction in which Hann sold and contributed the beneficial interest in $240 million in auto leases to a wholly owned QSPE which was financed by the QSPE through the issuance of $233 million of asset-backed notes. Please provide in future filings the following information:

•	State in Note 20, “Securitization Activity” on page 106 the terms of the “2003 transaction” and provide the information required by paragraph 17(f) of SFAS 140.

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October 16, 2006

•	Reconcile your reference in the interest-only strip sensitivity analysis in Note 20 on page 107 which refers to the “2003 revolving transaction” and the “2003 transaction” with the disclosure in this section that refers only to the “2003 transaction.

•	Revise Note 20 to provide the disclosure regarding the “2003 revolving transaction” and provide me information required by paragraph 17(f) of SFAS 140.

In future filings the “Securitization Activity” footnote will include disclosure regarding the “2003 Transaction” and the information required by paragraph 17(f) of SFAS 140. See Exhibit A.

The Company’s reference in Note 20 to the “2003 revolving transaction – Interest-Only Strip” was a typographical error. The proper reference is “2002 revolving transaction-Interest-Only Strip”, as identified on page 53 and 54. As disclosed in the Company’s Form 10-Q for the period ended June 30, 2006, this interest-only strip has been fully amortized. The Company will correct this error in future filings.

16.	We refer to the revolving securitization transaction entered into in 2002 as described in the last paragraph on page 53 for the sale of the beneficial interests in auto leases to a wholly owned QSPE which are financed by the QSPE by borrowing funds in an amount of up to $250 million from a non-related ABC paper issuer (“the Lender”). Please tell us and in future filings explain the nature of the early amortization event under the QSPEs loan agreement that would cause Hann, as the servicer not being able to receive payments of the servicing fee until all interest, principal and fees due on the loans have been paid.

The 2002 transaction includes several performance tests which could result in an early amortization event. In future filings, the Company will revise the last paragraph on page 53 that is referenced in the comment above by adding a new sentence at the end thereof to read as follows: “Pursuant to the loan agreement for the 2002 transaction, an early amortization event would occur if, among other things, the portfolio failed to meet certain performance tests or if the QSPE were to breach a material representation, warranty or covenant, or were to become insolvent.”

17.	We refer to the first full paragraph on page 54 that states the interest hedge required by the QSPE in connection with the debt issued in the revolving agreement if the weighted-average fixed interest rate of its assets is less than a targeted portfolio yield. Please tell us and in future filings provide the following information:

•	State if the conditions for obtaining the interest rate hedge will be tested on a quarterly or yearly basis;

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October 16, 2006

•	Describe how the targeted portfolio yield is determined.

•	Explain under what circumstances the inability of the QSPE to obtain the required interest hedge fund could trigger an event of default and what would happen if such an event occurred. We note that neither Hann nor the Company have an obligation to obtain the hedge agreement for the QSPE, but the failure of the QSPE to obtain the required hedge agreement could be an event of default under the loan documents.

•	Discuss what other alternative sources the QSPE would have to obtain the hedge agreement if neither Hann nor the Company can obtain the required interest rate hedge.

The debt issued in the revolving securitization transaction will bear a floating rate of interest and the securitized portfolio accrues interest at a fixed rate. Under the 2002 transaction, on each monthly payment date, if the weighted average fixed interest rate of the securitized portfolio is less than the minimum required portfolio yield, then payments will begin under the interest rate hedge agreement established with the administrator pursuant to the loan documents. The interest rate hedge protects the third party beneficial interest holders from interest rate fluctuations and is structured in accordance with paragraph 40 of SFAS 140. The aggregate notional amount of the QSPE’s interest rate hedge as of any date will be calculated to equal the expected amortization of the outstanding loan amount on such date. The minimum required portfolio yield is calculated on each monthly payment date using a formula specified in the loan document that takes into account the cost of funds, the average swap rate and servicing and administration fees paid by the QSPE, together with the level of excess spread required by the lender.

Events of default included, among other things, failure of the hedge to be maintained. Upon such an occurrence, the lender could accelerate the principal of the loans and the collateral agent, on behalf of the lender and other secured parties, could exercise standard remedies of a secured creditor, such as seizing and selling the collateral. The Company does not foresee any reasonable circumstance where the QSPE would not be able to maintain the interest rate hedge and thereby trigger an event of default under the loan documents.

The Company will include this more thorough explanation of the interest rate hedge in future filings by deleting the first full paragraph on page 54 referenced in the comment above and replacing it with the paragraphs presented above.

Securities and Exchange Commission

October 16, 2006

18.	We refer to the second full paragraph on page 54 that states the transaction contains various conditions, including events of default, which are applicable upon the failure of the sold portfolio to meet certain performance tests. Please tell us and provide in this section in future filings a description as to the nature of these tests and if they will be performed on a quarterly or yearly basis.

The transaction documents for the 2002 revolving transaction contain several requirements, obligations, liabilities, provisions and consequences, including early amortization events, which become applicable upon, among other conditions, the failure of the sold portfolio to meet certain performance tests measured on a monthly basis relating to losses, delinquencies, vehicle turn-in rates, and residual values. The transaction documents also provide that any assets that failed to meet the eligibility requirements set forth in such transaction documents at the time such assets were transferred to the QSPE must be repurchased by Hann and reallocated to Hann’s beneficial interest in the Origination Trust.

The Company will delete the paragraph referenced in the comment above and replace it with the paragraph presented above.

Financial Statements for the three-year period ended December 31, 2005

Note 1, Summary of Significant Accounting Policies, page 71

Variable Interest Entities, page 76-78

19.	We refer to the first full paragraph on page 77 that states the Origination Trust owned the $190 billion of auto leases that were sold and contributed by Hann to a wholly owned SPE in the sale-leaseback transaction in 2000. In future filings, please revise this section to discuss the origin and nature of the Origination Trust to explain why the Origination Trust was the owner of these auto leases and not the Company.

The Origination Trust was formed as a Delaware statutory trust on September 30, 1997 pursuant to a trust agreement between Hann, as settlor and initial beneficiary, and a third-party trustee. The primary business purpose of the Origination Trust is to enter into lease contracts with respect to automobiles, sport utility vehicles and light duty trucks and other vehicles and to serve as record holder of title to such leased vehicles. Unlike ordinary accounts receivable or lease paper, a motor vehicle can only be transferred if the transferor signs the back of the certificate of title and certifies the odometer reading and the transferee applies for a new certificate of title in its own name. With the use of an origination or “titling” trust like the Origination Trust, a party may hold a beneficial interest in a lease and the related vehicle (including the related cash flows), but because legal ownership of the vehicle remains with the trust, the vehicle need not be retitled. The Origination Trust was created to avoid the administrative difficulty and expense associated with retitling leased vehicles in a securitization, sale-leaseback or other financing of automobile and truck leases and the related vehicles.

Upon formation, the Origination Trust issued to Hann the undivided trust interest representing the entire beneficial interest in the unallocated assets of the Origination Trust.

Securities and Exchange Commission

October 16, 2006

Under the trust agreement for the Origination Trust, Hann may instruct the trustees of the trust (1) to establish a special unit of beneficial interest in the Origination Trust (commonly referred to as a “SUBI”) and (2) to allocate a separate portfolio of leases and the related vehicles leased under the leases to that SUBI. The SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the assets allocated thereto. Under the terms of the trust agreement and the Delaware Statutory Trust Act, the holder of a SUBI will have no interest in the assets allocated to the undivided trust interest or to any other SUBI, and the holder of the undivided trust interest will have no interest in the assets allocated to any SUBI.

The Company will include this discussion in future filings.

20.	We refer to your statement in the first full paragraph on page 77 that the Company has a variable interest in the Lessor in the sale-leaseback transaction but consolidation is not required under the guidelines of FIN 46. Please tell us and briefly state in future filings the reasons why consolidation is not required under FIN 46 considering the following:

•	The $35 million letter of credit the Company must obtain for the benefit of the equity participants if the Company fails to maintain its security ratings under the “Early Amortization Event” requirements.

•	The provisions under which the Company serves as a remarketing agent for the Lessor at the end of the lease and is subject to pay a maximum of $38 million if the net proceeds of the sale are less than the Lease End Value.

•	The conditions of the early buyout option in which the Lessee can repurchase all the beneficial interests in the auto leases.

Consolidation of the Lessor would be inappropriate because the Company has determined that the majority of the entity’s “expected losses” under FIN 46 would be absorbed by the equity holders of the Lessor which does not include the Company. The Company believes that the likelihood is remote that the proceeds from the sale of the beneficial interest in the leases and related vehicles would be less than the Lease End Value based upon past history and current economic conditions. The early buyout option price (the “EBO Price”) at the inception of the sale-leaseback transaction was greater than the expected fair market value on the early buyout date. As a result, upon exercise of the early buyout option, the Lessor would be entitled to the entire difference between the expected fair market value and the EBO Price. If the early buyout option is not exercised, the Lessor would be entitled to any increase in the value of the portfolio as of the end of the lease term. Although the Company has an obligation to obtain a $35.1 million letter of credit if it fails to maintain certain credit ratings on its securities, this letter of credit would only collateralize existing corporate obligations of the Company and its subsidiaries under the transaction documents and therefore does not affect the consolidation analysis of the Lessor under FIN 46.

Securities and Exchange Commission

October 16, 2006

During the third quarter of 2006, the Company notified the Lessor of its intention to exercise the early buyout option effective January 14, 2007.

The Company will include this discussion in future filings.

Note 9, Goodwill and Other Intangible Assets, page 92

21.	We refer to the table on page 4 of the “Business” section regarding the Company’s bank and non-bank subsidiaries that show Hann, the auto leasing subsidiary had a $20 million pre-tax loss equal to 18% of the Company’s total pre-tax income for 2005. We also refer to the risk factor on page 17 titled “Adverse business conditions in our vehicle leasing subsidiary could adversely affect our financial performance” which states that in 2005 Hann suffered a decrease in its vehicle origination fees due to a decrease in loan origination volumes related to special financing offers made by the major automobile manufacturers with whom Hann competes. In this regard, considering the material loss incurred by this subsidiary in 2005 and the probability of recurring special financing offers by competitors, please tell us and discuss in future filings:

•	the amount of goodwill recorded related to the Hann acquisition; and

•	the annual and interim tests made for determining impairments to goodwill based on the guidance in paragraphs 19 to 22 of SFAS 142.

On February 1, 2000, the Company completed the acquisition of Boston Service Company, Inc. (t/a Hann Financial Service Corporation) under the pooling-of-interests method of accounting for business combinations. Consequently, under the prevailing generally accepted accounting principles, no goodwill was recorded. The Company will include this disclosure in future filings.

Form 10-Q for the period ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Provision and Allowance for Loan and Lease Losses, page 23

22.	We refer to Table 2, “Allowance for Loan and Lease Losses” on page 24 that states the allowance increased by $5.5 million or 10%, during the three-months ended June 30, 2005 by additions through acquisition. Please tell us and discuss in this section:

•	The authoritative accounting literature or specific scope exception that allowed you to record this allowance from an acquisition considering paragraph 4 of SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” requires that loans acquired in a purchase combination should be recorded based on the present value of the amounts received with no carry over of the loss allowance.

Securities and Exchange Commission

October 16, 2006

Consider in your response Illustration A-12 for illustrative note disclosure of the accounting policy for acquired loans subject to SOP 03-3.

SOP 03-3 applies to loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. This definition is consistent with the SFAS 114 definition of impaired loans. The Company’s evaluation of the Minotola National Bank loan portfolio, at the time of the acquisition, did not identify any impaired loans in accordance with these definitions. Consistent with SFAS 141, paragraph 37(b), we have recorded Minotola National Bank’s loan portfolio at present value, determined at current interest rates, net of the allowance for loan and lease losses recognized in accordance with SFAS 5.

*****************************************

Accompanying this letter is the written statement from the Company requested in your letter.

Thank you for your consideration. If you have any questions or comments, please contact me at (215) 963-5262.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow

cc:	Drew K. Hostetter
Lisa M. Cavage, Esquire

bcc:	Alyssa J. Olsen
Angela Ulum
Scott. A. Moyer
Dave Keim
Mike Squierdo
Sandra Taglieri
Charles Dovico

EXHIBIT A

Susquehanna Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except as noted and per share data)

Securitization Activity Footnote

Since 2001, Susquehanna has sold the beneficial interests in automobile leases in securitization transactions. In 2005, Susquehanna entered into a term securitization transaction in which it sold a portfolio of home equity line of credit loans. All of these transactions have been accounted for as sales under SFAS No. 140, and Susquehanna retained servicing responsibilities and subordinated interests. Susquehanna receives annual servicing fees and rights to future cash flows remaining after the investors have received the return for which they contracted. Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolios and to manage capital. The investors and the securitization trusts have no recourse to Susquehanna’s other assets, except retained interests, for failure of debtors to pay when due. Susquehanna’s retained interests are subordinate to investors’ interests. Their value is subject to credit, prepayment, and interest-rate risks on the transferred assets.

Automobile Leases

2006 Transaction

In March 2006, Susquehanna securitized $356,140 of closed-end motor vehicle leases, and recorded a pre-tax gain of $1,937 (which includes a gain recognized on the associated cash-flow hedge) in noninterest income. Retained interests in the securitization totaled $53,953 and included $10,482 in subordinated notes, $42,771 in equity certificates of the securitization trust, and a $700 interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because its expected servicing costs are approximately equal to its expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is February 14, 2012.

2005 Transaction

In March 2005, Susquehanna securitized $366,816 of closed-end motor vehicle leases, and recorded a pre-tax gain of $2,846 (which includes a gain recognized on the associated cash-flow hedge) in noninterest income. Retained interests in the securitization totaled $39,709 and included $11,070 in subordinated notes, $26,326 in equity certificates of the securitization trust, and a $2,313 interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because its expected servicing costs are approximately equal to its expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is January 3, 2011.

2004 Revolving Transaction

In September 2004, Susquehanna entered into a revolving securitization transaction of closed-end motor vehicle leases, and recorded a pre-tax gain of $586 in noninterest income. Interests initially retained in the securitization totaled $19,027 and included equity certificates of the securitization trust and an interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because its expected servicing costs are approximately equal to its expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale.

2003 Transaction

In July 2003, Susquehanna securitized $239,500 of closed-end motor vehicle leases, and recorded a pre-tax gain of $12,000 in noninterest income. Retained interests in the securitization totaled $27,630 and included $9,043 in equity certificates of the securitization trust, $6,587 in subordinated notes, and an interest- only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because its expected servicing costs are approximately equal to its expected servicing fee income, which approximates market value. Transactions costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is November 14, 2008.

2002 Revolving Transaction

In August 2002, Susquehanna entered into a revolving securitization transaction of closed-end motor vehicle leases and recorded a pre-tax gain of $5,180 in noninterest income. Retained interests in the securitization totaled $25,640 and included equity certificates of the securitization trust and an interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because its expected servicing costs are approximately equal to its expected servicing fee income, which approximates market value. Transactions costs associated with this securitization were included as a component of gain on sale.

Susquehanna Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands, except as noted and per share data)

Home Equity Lines of Credit

In December 2005, Susquehanna securitized $239,766 of home equity line of credit loans, and a pre-tax gain of $6,648 was recorded in noninterest income. The interest-only strip retained in the securitization totaled $5,359. The initial carrying value of this interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the loans and recorded a servicing asset of $1,289. Transaction costs associated with this securitization were included as a component of gain on sale.

In the 2005 HELOC securitization, approximately 35.4% of the loans as of the cut-off date included a feature that permits the obligor to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principle balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to repurchase the converted loans in excess of the 10% threshold until the total principle balance of the loans repurchased by Susquehanna is equal to 10% of the original principle balance of the loans. Based upon Susquehanna’s experience with this product, Susquehanna has concluded that the event requiring the repurchase of converted loans would be remote. The maximum dollar amount of this repurchase obligation was $23,980, and its related fair value was considered to be de minimus.

Key economic assumptions used in measuring certain retained interests at the date of securitization were as follows:

	Gain Recognized	Weighted- average Life (in months)	Prepayment Speed	Expected Credit Losses	Annual Discount Rate	Variable Annual Coupon Rate to Investors
Automobile Leases
2006 transaction	$1,937	19	2.00%-4.00%	0.05%	5.28%	4.99%-5.58%
2005 transaction	2,846	17	2.00-3.00	0.00	3.74	3.21-5.09
2004 revolving transaction	586	34	2.40	0.00	3.49	3.48
2003 transaction	12,000	34	0.10	0.00	2.13	2.66
2002 revolving transaction	5,180	34	0.40	0.00	3.59	3.09

Home Equity Lines of Credit
2005 transaction	$6,648	208	45.00%*	0.15%	6.50%	30-day LIBOR+ 0.19%

*	Constant Prepayment Rate

The following table presents quantitative information about delinquencies, net credit losses, and components of loan and lease sales serviced by Susquehanna, including securitization transactions.

			Loans and Leases Past Due		For the Six Months Ended June 30
	Principal Balance		30 Days or More		Net Credit Losses (Recoveries)
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	2006	2005
Loans and leases held in portfolio	$5,743,859	$5,218,659	$67,874	$80,592	$3,040	$5,396
Leases securitized	783,073	576,890	438	848	115	145
Home equity lines of credit securitized	181,413	221,930	301	208	0	0
Leases serviced for others (1)	463,332	509,831	2,731	2,451	(39)	3

Total loans and leases serviced	$7,171,677	$6,527,310	$71,344	$84,099	$3,116	$5,544

(1)	Amounts include the sale/leaseback transaction and agency arrangements.

Certain cash flows received from the structured entities associated with the securitizations described above are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Automobile Leases
Proceeds from securitizations	$0	$0	$302,887	$323,568
Amounts derecognized	0	0	356,140	372,488
Servicing fees received	2,663	2,504	4,404	3,958
Other cash flows received from retained interests	7,776	3,161	12,837	8,186

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Home Equity Lines of Credit
Additional draws conveyed to the trust	15,310	0	28,747	0
Servicing fees received	247	0	518	0

There were no proceeds from securitization, amounts derecognized, or other cash flows received from retained interests for the six-month periods ended June 30, 2006 and June 30, 2005 relating to home equity lines of credit.

Susquehanna Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands, except as noted and per share data)

The following table sets forth a summary of the fair values of the interest-only strips, key economic assumptions used to arrive at the fair values, and the sensitivity of the June 30, 2006 fair values to immediate 10% and 20% adverse changes in those assumptions. The sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption: in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

As of June 30, 2006

Automobile Leases	Fair Value	Weighted- average Life (in months)	Monthly Prepayment Speed	Expected Cumulative Credit Losses	Annual Discount Rate (1)
2006 transaction - Interest-Only Strip	$829	19	3.00%	0.05%	5.27%
Decline in fair value of 10% adverse change			$18	$24	$6
Decline in fair value of 20% adverse change			19	49	12
2005 transaction - Interest-Only Strip	$1,350	11	3.00%	0.05%	4.06%
Decline in fair value of 10% adverse change			$31	$11	$6
Decline in fair value of 20% adverse change			44	21	11
2004 revolving transaction - Interest-Only Strip	$313	19	3.00%	0.10%	5.58%
Decline in fair value of 10% adverse change			$0	$0	$3
Decline in fair value of 20% adverse change			1	0	6
2003 transaction - Interest-Only Strip	$362	1	5.00%	0.10%	2.13%
Decline in fair value of 10% adverse change			$0	$0	$0
Decline in fair value of 20% adverse change			1	0	0

Home Equity Lines of Credit	Fair Value	Weighted- average Life (in months)	Constant Prepayment Rate	Expected Cumulative Credit Losses	Annual Discount Rate (2)
2005 transaction - Interest-Only Strips	$8,038	26	45.00%	0.15%	6.50%
Decline in fair value of 10% adverse change			$422	$43	$160
Decline in fair value of 20% adverse change			781	86	314

(1)	The annual discount rate used is derived from the interpolated Treasury swap rate as of the reporting date.
(2)	The annual discount rate is based upon a cost estimate for issuing Tier 1 Capital.

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543-7000

Tel 717.626.4721

Fax 717.626.1874

October 16, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	John P. Nolan
Accounting Branch Chief
Division of Corporation Finance

Re:	Susquehanna Bancshares, Inc.

Form 10-K/A Fiscal Year Ended December 31, 2005

Filed March 22, 2006

File No. 000-10674

Dear Mr. Nolan:

This letter is being provided in response to the request contained in your letter dated September 22, 2006 to Drew K. Hostetter, Chief Financial Officer of Susquehanna Bancshares, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005. The comments of the SEC staff contained in your September 22, 2006 letter is the subject of a separate response submitted on our behalf by Morgan, Lewis & Bockius LLP, our outside counsel.

This will confirm our acknowledgement that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Drew K. Hostetter
Drew K. Hostetter
Chief Financial Officer